SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                                  Serono S.A.
                     --------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                     --------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                     --------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                         ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   )
                                                 ---

--------------------------------------------------------------------------------
The original version of the convocation to the Ordinary General Meeting of Shareholders of Serono S.A. is the French version which is published in the April 14, 2003 edition of the Swiss Official Gazette. This document is a free translation of the original French version.
--------------------------------------------------------------------------------

                                     SERONO
                               [GRAPHIC OMITTED]

                          SERONO S.A., COINSINS (VAUD)
               The shareholders of SERONO S.A. are invited to the

                    ORDINARY GENERAL MEETING OF SHAREHOLDERS

ON TUESDAY, MAY 6, 2003 AT THE PALAIS DE BEAULIEU, ROOM ROM, IN LAUSANNE AT 2 PM
                            (doors open at 1.30 pm)

                                     AGENDA

1. ANNUAL REPORT, ACCOUNTS OF SERONO S.A., CONSOLIDATED ACCOUNTS OF THE SERONO GROUP, AUDITORS' REPORTS
     The Board of Directors proposes the approval of the Annual Report, the Accounts of Serono S.A. for the year 2002 as well as the Consolidated
     Accounts  of  the  Serono  group  for  the  year  2002.

2. DISTRIBUTION OF PROFITS IN THE 2002 BALANCE SHEET AND DIVIDEND PROPOSAL Profit in the 2002 balance sheet
     Net  profit  for  the  year  2002                          CHF 262,520,910
     Profit  brought  forward  from  previous  year             CHF 715,575,994
     Transfer  to  reserve  for  treasury shares               (CHF 174,449,063)
                                                               -----------------
                                                                CHF 803,647,841

     The Board of Directors proposes to distribute the profits as follows:
     (a)  Dividend of
     CHF  2.80  gross  on  each  registered
     "A"  share  with  a  par  value  of  CHF  10
     and  of  CHF  7.00  gross  on  each  bearer
     "B"  share  with  a  par  value  of  CHF  25              (CHF 110,770,268)
                                                               -----------------
     (b)  Carried forward                                       CHF 692,877,573

3.   DISCHARGE TO THE BOARD OF DIRECTORS AND THE MANAGEMENT
     The Board of Directors proposes granting discharge to the members of the Board of Directors and the Management in relation to their activities during the financial year 2002.

4.   ELECTIONS
     4.1  BOARD OF DIRECTORS
          The Board of Directors proposes the re-election for one year of Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller, Mr. Jacques Theurillat and Mr. Hans Thierstein.

     4.2  AUDITORS
          The Board of Directors proposes the re-election of PricewaterhouseCoopers S.A. in Geneva as auditors of the annual accounts of Serono S.A. and as auditors of the consolidated accounts of the Serono group for the financial year 2003.
     4.3  SPECIAL AUDITORS
          The Board of Directors proposes the re-election of Ernst & Young S.A. in Geneva as special auditors in the meaning of article 28.5 of the Articles of Association for a term expiring at the date of the ordinary general meeting in 2004.

The annual report, the accounts of Serono S.A. for the year 2002, the consolidated accounts of the Serono group for the year 2002, as well as the auditors' reports, will be available for the inspection of shareholders from April 14, 2003, at the management office of Serono S.A. at 15bis chemin des Mines, 1202 Geneva and at the banks indicated below. These documents can also be inspected on the company's Internet site (www.serono.com) from the same date.
                                             ---------------
From this date, the company will also send these documents to any shareholder who requests them.

ADMISSION TICKETS FOR THE GENERAL MEETING
HOLDERS  OF  REGISTERED  SHARES  will  receive  their  invitation to the General
Meeting by mail, including admission ticket and the documents mentioned above. Only the holders of registered shares entered in the share register with the right to vote at April 16, 2003 may exercise the right to vote in relation to these shares.

HOLDERS OF BEARER SHARES who wish to attend the General Meeting or to be represented there are invited to obtain their admission ticket and voting card before May 1, 2003 from the secretary to the Board of Directors at the address mentioned above, or from one of the banks mentioned below, against blockage of their shares with a bank or deposit of their shares at the company's management office until the end of the General Meeting.

UBS SA           Lombard Odier Darier Hentsch & Cie     Vaudoise Cantonal Bank
Credit Suisse               Pictet & Cie                Gothard Bank

REPRESENTATION AT THE GENERAL MEETING
Shareholders may be represented at the General Meeting by a third party by means of the power of attorney on the reverse of the admission ticket.

In addition, each shareholder may be represented by:

-    his/her bank as depositary representative;
-    the organs of the company;
- Me Yves Rattaz, notary in Morges, as independent representative within the meaning of article 689c CO.

Powers of attorney addressed to the company signed in blank will be passed to the independent representative. IN THE ABSENCE OF VOTING INSTRUCTIONS, VOTING RIGHTS SHALL BE EXERCISED IN FAVOR OF THE PROPOSALS OF THE BOARD OF DIRECTORS.

The company's organs may represent only those shareholders who approve the proposals of the Board of Directors. Powers of attorney containing instructions to vote against the proposals of the Board of Directors will be passed to the independent representative.

Depositary representatives of shares within the meaning of article 689d CO are requested to communicate as soon as possible (but at the latest on May 6 at the ticket check at the entrance to the Meeting) to the secretary to the Board of Directors, at the address mentioned above, the number of shares they represent.

Establishments subject to the law on banks and savings banks of 8 November 1934 and professional asset managers are considered to be depositary representatives.

The minutes of the decisions taken by the General Meeting will be available to shareholders for inspection at the management office of Serono S.A. from May 12, 2003.

Coinsins, April 14, 2003                  SERONO S.A.

                                          For the Board of Directors

                                          Chairman: Georges Muller
                                          Secretary: Francois Naef

--------------------------------------------------------------------------------
The original version of the convocation to the Ordinary General Meeting of Shareholders of Serono S.A. is the French version which is published in the April 14, 2003 edition of the Swiss Official Gazette. This document is a free translation of the original version and has been adapted for holders of ADSs whose accounts are managed by the depositary of the ADSs program, the Bank of New York.
--------------------------------------------------------------------------------

                                     SERONO
                               [GRAPHIC OMITTED]

                          SERONO S.A., COINSINS (VAUD)
               The shareholders of SERONO S.A. are invited to the

                    ORDINARY GENERAL MEETING OF SHAREHOLDERS

ON TUESDAY, MAY 6, 2003 AT THE PALAIS DE BEAULIEU, ROOM ROM, IN LAUSANNE AT 2 PM
                            (doors open at 1.30 pm)

                                     AGENDA

1. ANNUAL REPORT, ACCOUNTS OF SERONO S.A., CONSOLIDATED ACCOUNTS OF THE SERONO GROUP, AUDITORS' REPORTS
     The Board of Directors proposes the approval of the Annual Report, the Accounts of Serono S.A. for the year 2002 as well as the Consolidated
     Accounts  of  the  Serono  group  for  the  year  2002.

2. DISTRIBUTION OF PROFITS IN THE 2002 BALANCE SHEET AND DIVIDEND PROPOSAL Profit in the 2002 balance sheet
     Net  profit  for  the  year  2002                          CHF 262,520,910
     Profit  brought  forward  from  previous  year             CHF 715,575,994
     Transfer  to  reserve  for  treasury shares               (CHF 174,449,063)
                                                                ----------------
                                                                CHF 803,647,841

     The Board of Directors proposes to distribute the profits as follows:
     (a)  Dividend of
     CHF 2.80 gross on each registered
     "A" share with a par value of CHF 10
     and of CHF 7.00 gross on each bearer
     "B"  share  with  a  par  value  of  CHF  25              (CHF 110,770,268)
                                                               -----------------
     (b)  Carried  forward                                      CHF 692,877,573

3.   DISCHARGE TO THE BOARD OF DIRECTORS AND THE MANAGEMENT
     The Board of Directors proposes granting discharge to the members of the Board of Directors and the Management in relation to their activities during the financial year 2002.

4.   ELECTIONS
     4.1  BOARD  OF  DIRECTORS
          The Board of Directors proposes the re-election for one year of Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller, Mr. Jacques Theurillat and Mr. Hans Thierstein.

     4.2  AUDITORS
          The Board of Directors proposes the re-election of PricewaterhouseCoopers S.A. in Geneva as auditors of the annual accounts of Serono S.A. and as auditors of the consolidated accounts of the Serono group for the financial year 2003.
     4.3  SPECIAL  AUDITORS
          The Board of Directors proposes the re-election of Ernst & Young S.A. in Geneva as special auditors in the meaning of article 28.5 of the Articles of Association for a term expiring at the date of the ordinary general meeting in 2004.

The annual report, the accounts of Serono S.A. for the year 2002, the consolidated accounts of the Serono group for the year 2002, as well as the auditors' reports, will be available for the inspection of shareholders and holders of ADSs from April 14, 2003, at the management office of Serono S.A. at 15bis chemin des Mines, 1202 Geneva and at The Bank of New York, 101 Barclay Street, 22 W, New York, NY 10286 (contact person is Mr. Ricardo Marine (tel.: + 1 212 815 4963 / fax: + 1 212 815 3050 / e-mail: rmarine@bankofny.com). These documents  can also be inspected on the company's Internet site (www.serono.com)
                                                                 ---------------
from the same date. From this date, the company and The Bank of New York will also send these documents to any shareholder or holder of ADSs who requests them.

The votes of holders of ADSs will be cast at the General Meeting on behalf of holders of ADSs by the depositary of the ADSs program, The Bank of New York.

The minutes of the decisions taken by the General Meeting will be available to shareholders and holders of ADSs for inspection at the management office of Serono S.A. from May 12, 2003.

Coinsins, April 14, 2003                           SERONO S.A.
                                                   For the Board of Directors

                                                   Chairman: Georges Muller
                                                   Secretary: Francois Naef

--------------------------------------------------------------------------------
The original version of the convocation to the Ordinary General Meeting of Shareholders of Serono S.A. is the French version which is published in the April 14, 2003 edition of the Swiss Official Gazette. This document is a free translation of the original version and has been adapted for the Serono Employee Share Purchase Plan beneficiaries (shareholders and ADSs holders) whose accounts are managed by Mourant & Co Capital Trustees Limited.
--------------------------------------------------------------------------------

                                     SERONO
                               [GRAPHIC OMITTED]

                          SERONO S.A., COINSINS (VAUD)
               The shareholders of SERONO S.A. are invited to the

                    ORDINARY GENERAL MEETING OF SHAREHOLDERS

ON TUESDAY, MAY 6, 2003 AT THE PALAIS DE BEAULIEU, ROOM ROM, IN LAUSANNE AT 2 PM
                            (doors open at 1.30 pm)

                                     AGENDA

1. ANNUAL REPORT, ACCOUNTS OF SERONO S.A., CONSOLIDATED ACCOUNTS OF THE SERONO GROUP, AUDITORS' REPORTS
     The Board of Directors proposes the approval of the Annual Report, the Accounts of Serono S.A. for the year 2002 as well as the Consolidated
     Accounts  of  the  Serono  group  for  the  year  2002.

2. DISTRIBUTION OF PROFITS IN THE 2002 BALANCE SHEET AND DIVIDEND PROPOSAL Profit in the 2002 balance sheet
     Net profit for the year 2002                       CHF 262,520,910
     Profit  brought  forward  from  previous  year     CHF 715,575,994
     Transfer  to  reserve  for  treasury  shares      (CHF 174,449,063)
                                                       -----------------
                                                        CHF 803,647,841
     The  Board  of  Directors  proposes  to  distribute the profits as follows:
     (a)  Dividend of
     CHF 2.80 gross on each registered
     "A" share with a par value of CHF 10
     and of CHF 7.00 gross on each bearer
     "B" share with a par value of CHF 25              (CHF 110,770,268)
                                                       -----------------
      (b)  Carried forward                              CHF 692,877,573

3.   DISCHARGE TO THE BOARD OF DIRECTORS AND THE MANAGEMENT
     The Board of Directors proposes granting discharge to the members of the Board of Directors and the Management in relation to their activities during the financial year 2002.

4.   ELECTIONS
     4.1  BOARD OF DIRECTORS
          The Board of Directors proposes the re-election for one year of Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller, Mr. Jacques Theurillat and Mr. Hans Thierstein.

     4.2  AUDITORS
          The Board of Directors proposes the re-election of PricewaterhouseCoopers S.A. in Geneva as auditors of the annual accounts of Serono S.A. and as auditors of the consolidated accounts of the Serono group for the financial year 2003.
     4.3  SPECIAL  AUDITORS
          The Board of Directors proposes the re-election of Ernst & Young S.A. in Geneva as special auditors in the meaning of article 28.5 of the Articles of Association for a term expiring at the date of the ordinary general meeting in 2004.

The annual report, the accounts of Serono S.A. for the year 2002, the consolidated accounts of the Serono group for the year 2002, as well as the auditors' reports, will be available for the inspection of shareholders and holders of ADSs from April 14, 2003, at the management office of Serono S.A. at 15bis chemin des Mines, 1202 Geneva as well as at Mourant Equity Compensation Solutions, PO Box 1310, 5th floor, Mondial House, 102 George Street, Croydon CR9 1TQ, England (contact person is Daniel Cannon, tel: + 44 (0)208 667 4007 / fax:
+ 44 (0)208 667 4111 / e-mail: Daniel.Cannon@mourant.com). These documents can also be inspected on the company's Internet site (www.serono.com) from the same
                                                   --------------
date. From this date, the company and Mourant Equity Compensation Solutions will also send these documents to any shareholder or holder of ADSs who requests them.

The votes of shareholders and the votes of holders of ADSs will be cast at the General Meeting on their behalf by Mourant & CO Capital Trustees Limited or by the shareholders themselves should the latter wish to attend the General Meeting.

The minutes of the decisions taken by the General Meeting will be available to shareholders and holders of ADSs for inspection at the management office of Serono S.A. from May 12, 2003.

Coinsins, April 14, 2003                           SERONO S.A.

                                                   For the Board of Directors

                                                   Chairman: Georges Muller
                                                   Secretary: Francois Naef

FREE TRANSLATION                                     [ ]   Registered shares A
[GRAPHIC OMITTED]  SERONO S.A.                       [ ]   Bearer shares B
                   Coinsins (Vaud)               -------------------------------
                                                           Total
ADMISSION CARD
--------------------------------------------------------------------------------
                     Shareholder
 _                                                _
|                                                  |


|_                                                _|

Invitation and Admission card to the
ORDINARY GENERAL MEETING
of our company on

Tuesday 06 May 2003 at 2pm
in Palais de Beaulieu, Lausanne.



                        Please do not detach this section


     Serono S.A., Ordinary General Meeting on 06.05.2003

                                  Mr. Ernesto Bertarelli
                                  Mr.  Pierre E. Douaze
                                  Mr.  Bernard Mach
7     Elections                   Mr.  Sergio Marchionne
      to the Board of directors   Mr.  Georges Muller
                                  Mr.  Jacques Theurillat
                                  Mr.  Hans Thierstein


If you vote in favor of the proposal, please write "yes" in the box;
if you vote against the proposal, please write "no" in the box.        [    ]

              Ballot paper                    Number of votes          [    ]


If you vote in favor of the proposal, please write "yes" in the box;
if you vote against the proposal, please write "no" in the box.        [    ]

6             Ballot paper                    Number of votes          [    ]


If you vote in favor of the proposal, please write "yes" in the box;
if you vote against the proposal, please write "no" in the box.        [    ]

5             Ballot paper                    Number of votes          [    ]


If you vote in favor of the proposal, please write "yes" in the box;
if you vote against the proposal, please write "no" in the box.        [    ]

4             Ballot paper                    Number of votes          [    ]


If you vote in favor of the proposal, please write "yes" in the box;
if you vote against the proposal, please write "no" in the box.        [    ]

3             Ballot paper                    Number of votes          [    ]


If you vote in favor of the proposal, please write "yes" in the box;
if you vote against the proposal, please write "no" in the box.        [    ]

2             Ballot paper                    Number of votes          [    ]


If you vote in favor of the proposal, please write "yes" in the box;
if you vote against the proposal, please write "no" in the box.        [    ]

1             Ballot paper                    Number of votes          [    ]

POWER  OF  ATTORNEY

I/we hereby empower

                               (name of attorney)

to represent me/us at the Ordinary General Meeting of Shareholders of Serono
S.A.


                                    (date)

Signature:


Article 16 of the Articles of Association: Every holder of registered shares may arrange to have all or any of its shares represented by another person, who must be in possession of a written proxy form.

To hand in directly to the attorney.


Please do not detach this section



7


6     Serono S.A.
      Ordinary General Meeting 06.05.2003


5     Serono S.A.
      Ordinary General Meeting 06.05.2003


4     Serono S.A.
      Ordinary General Meeting 06.05.2003


3     Serono S.A.
      Ordinary General Meeting 06.05.2003


2     Serono S.A.
      Ordinary General Meeting 06.05.2003


1     Serono S.A.
      Ordinary General Meeting 06.05.2003

                  \/         DETACH PROXY CARD HERE         \/
--------------------------------------------------------------------------------

[ ]   Mark,  Sign,  Date  and  Return
      the  Proxy  Card  Promptly                  Votes must be indicated [X]
      Using  the  Enclosed  Envelope.             in Black or Blue ink.

                                                                  FOR   AGAINST
1.  Annual Report, Accounts of Serono S.A.,
    Consolidated  Accounts  of  the  Serono  group,
    Auditors  Reports                                             [ ]     [ ]

2.  Distribution of profits in the 2002 balance sheet
    and  dividend  proposal                                       [ ]     [ ]

3.  Discharge to the Board of Directors and the
    Management                                                    [ ]     [ ]

4.  Elections                                                     [ ]     [ ]

    4.1  Board  of  Directors                                     [ ]     [ ]

    4.2  Auditors                                                 [ ]     [ ]

    4.3  Special  auditors                                        [ ]     [ ]


                                    SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date     Share Owner sign here      Co-Owner sign here
-------  -------------------------  ---------------------------------

--------------------------------------------------------------------------------

                                  SERONO S.A.

              INSTRUCTIONS TO THE BANK OF NEW YORK, AS DEPOSITARY
      (MUST BE RECEIVED PRIOR TO THE CLOSE OF BUSINESS ON APRIL 29, 2003)

     The undersigned registered holder of American Depositary Receipts (Receipts) hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary
Shares evidenced by such Receipt(s) of SERONO S.A., registered in the name of the undersigned on the books of the Depositary as of the close of business March 28, 2003 at the Ordinary General Meeting of SERONO S.A. to be held on May 6,
2003,  in  respect  of  the  resolutions  specified  on  the  reverse  hereof.

NOTES:

1. INSTRUCTIONS AS TO VOTING ON THE SPECIFIED RESOLUTIONS SHOULD BE INDICATED BY AN "X" IN THE APPROPRIATE BOX. IT IS UNDERSTOOD THAT, IF NO INSTRUCTIONS ARE RECEIVED BY THE DEPOSITARY FROM ANY OWNER WITH RESPECT TO ANY OF THE DEPOSITED SECURITIES REPRESENTED BY THE AMERICAN DEPOSITARY SHARES
     EVIDENCED BY SUCH OWNERS RECEIPTS ON OR BEFORE APRIL 29, 2003, THE DEPOSITARY SHALL DEEM SUCH OWNER TO HAVE GIVEN THE DEPOSITARY AN INSTRUCTION TO VOTE OR CAUSE TO BE VOTED SUCH DEPOSITED SECURITIES IN ACCORDANCE WITH THE PROPOSALS OF THE COMPANYS BOARD OF DIRECTORS IN RESPECT OF THE MATTERS TO BE VOTED UPON.


To change your address, please mark this box.     [ ]

To include any comments, please mark this box.    [ ]

 Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

                                                                Mourant
                                                               [GRAPHIC OMITTED]



Title Name Surname
Address1
Address2
Address 3
Address 4
Address 5
Address 6

Participant  ID  Number  :
--------------------------

SERONO EMPLOYEE SHARE PURCHASE PLAN
ORDINARY GENERAL MEETING OF SHAREHOLDERS OF SERONO S.A., TUESDAY 6 MAY 2003 VOTING INSTRUCTION FORM

I hereby instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote my shares on my behalf as instructed below:

VOTING INSTRUCTIONS

Please check (X) the appropriate box

[ ] I vote for all Board proposals. If checked you need NOT complete the Specific Voting Instructions below.

[ ] I do NOT vote for all Board proposals and instead specify my VOTING INSTRUCTIONS BELOW.


SPECIFIC VOTING INSTRUCTIONS

AGENDA ITEM NUMBER                          PLEASE CHECK (X) THE APPROPRIATE BOX
                                                               FOR       AGAINST

1    Annual Report, Accounts of Serono S.A. and
     Consolidated Accounts of the Serono group for the year
     2002; Auditors' Reports                                   [ ]         [ ]

2    Distribution of profits in the 2002 balance sheet and
     dividend proposal                                         [ ]         [ ]

3    Discharge to the Board of Directors and the
     Management                                                [ ]         [ ]

4    Elections
     4.1 Board of Directors                                    [ ]         [ ]

     4.2 Auditors                                              [ ]         [ ]

     4.3 Special auditors                                      [ ]         [ ]

SHOULD YOU WISH TO EXERCISE YOUR RIGHT TO INSTRUCT THE PLAN ADMINISTRATOR TO VOTE ON YOUR BEHALF, PLEASE ENSURE THAT YOU COMPLETE AND RETURN THIS VOTING INSTRUCTION FORM VIA FAX ONLY, ENSURING THAT MOURANT RECEIVES IT NO LATER THAN
                 ------------
5PM (UK TIME) ON MONDAY 28 APRIL 2003. THE FAX NUMBER TO USE IS:

                              +44 (0) 208 667 4111

SIGNED.......................................

DATED.................................                                       215

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 SERONO S.A.
                                                 a Swiss corporation
                                                 (Registrant)


April 14, 2003                         By:       /s/ Allan Shaw
                                                 -------------------------------
                                                 Name:  Allan Shaw
                                                 Title: Chief Financial Officer